AXESSTEL, INC.

6815 Flanders Drive

San Diego, California 92121

December 27, 2007

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Axesstel, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed April 2, 2007
Form 10-Q for Fiscal Quarter Ended September 30, 2007
File No. 1-32160

Mr. Spirgel:

We are in receipt of your correspondence dated December 18, 2007, with respect to the above referenced filings. Given the holiday schedules, we respectfully request an extension of the time to respond to your comments until on or before January 11, 2008.

Thank you for your consideration in this matter. Please call me at (858) 875-7283 or James Mercer of Duane Morris LLP, counsel to Axesstel, at (619) 744-2209 if you have any questions, or if we can be of any assistance.

Sincerely,

/s/ Patrick Gray
Patrick Gray
Chief Financial Officer